SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 14, 2005

Commission File No. 1-14838

____________________
Rhodia
(Name of Registrant)

Immeuble Coeur Défense, Tour A
110, Esplanade Charles de Gaulle
92400 Courbevoie
France
(Address of Principal Executive Offices)
____________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes:     No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes:     No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 9, 2005 announcing Rhodia's financial results for the third quarter of 2005

PRESS RELEASE

Paris – November 9, 2005

THIRD QUARTER 2005 RESULTS

EBITDA increases by 13%
confirming Rhodia’s operational recovery

•

Net sales* stable like for like at €1,238 million, versus €1,249 million in the third-quarter 2004. This reflects the Group’s pricing power in a context of slightly lower volumes in comparison with the strong third quarter 2004.

•

13% increase in like for like recurring EBITDA** versus the third-quarter 2004 despite the impact of natural disasters. This increase results from an assertive strategy to raise prices, from our restructuring plans and efficient cost control.

•	Effective cash management drives the reduction in consolidated net debt by €113 million from June 30, 2005.

•	Continuous refocusing of the Group's portfolio.

•	Greenhouse gas emission reduction projects in South Korea and Brazil are in the final UNFCCC (UN) approval phase.

Summary income statement for third-quarter 2005 (unaudited) In millions of euros, under IFRS

	Q3 2004 Historical	Q3 2004 Restated***	Q3 2005
Net sales*	1,213	1,249	1,238
Recurring EBITDA**	94	92	104
Recurring EBITDA margin	7.7%	7.4%	8.4%
Operating income/(loss)	(32)	(32)	2
Net income /(loss)	(45)	-	(122)

The 2004 and 2005 results of businesses sold or in a process of being sold (mainly sulfuric acid and phosphate operations in Rieme and the Latex business) have been reclassified as “discontinued operations”.

“Rhodia’s operational recovery is now well underway,” says Chief Executive Officer Jean-Pierre Clamadieu. “Our assertive strategy of raising prices and our fixed-cost reduction plans are continuing to deliver benefits and enabling us to improve our margins. For the first 9 months of the year, the recurring EBITDA increased like-for-like by 18% versus the same period in 2004.”

“We can confirm that 2005 will see a substantial increase in our recurring EBITDA compared with 2004, with improved fundamentals and a largely refocused business portfolio.”

*Excluding services and other revenues
**Before restructuring costs, amortizations and other gains and losses
*** At constant scope and currency conversion

»	Improved operating performance

In a quarter traditionally impacted by seasonal swings, net sales* held firm at €1,238 million like-for-like, versus €1,249 million in third-quarter 2004. Business levels remained generally firm over the period, despite a slight 3.4% decline in volumes in comparison with an especially strong third-quarter 2004. For the fifth straight quarter, the Group enjoyed the positive impact of the price increases applied across all businesses (up 4.9%), which more than offset higher raw materials costs.

With gross savings of €27 million (before inflation) for the quarter, the Group is on track to meet its objective of reducing fixed costs by €114 million in 2005.

Recurring EBITDA** rose by 13% to €104 million like for like for the period. The impact of Hurricane Katrina and the flooding of the Emmenbrücke site in Switzerland are estimated at €10 million for the period, with a similar impact expected in the last quarter of this year. The recurring EBITDA margin improved to 8.4% in the third quarter, from 7.4% for the same quarter in 2004.

Operating income amounted to €2 million, versus an operating loss of €32 million in third-quarter 2004, primarily reflecting a reduction in restructuring costs.

Net financial expenses amounted to €78 million, versus €41 million in the prior-year period. It included €59 million in interest expense and €9 million in unrealized foreign exchange losses (versus €18 million in unrealized exchange gains in third-quarter 2004).

Net Income amounted to a loss of €122 million, versus a loss of €45 million in third-quarter 2004. Discontinued operations contributed a loss of €39 million, compared to income of €53 million a year earlier due to capital gains on disposals.

»	Net debt reduced by €113 million thanks to efficient cash management

Capital expenditure totaled €77 million in the third quarter. The Working capital requirements were reduced by €120 million during the quarter and the ratio of working capital requirement to net sales continued to improve, decreasing to 13.9% from 16.6% in third-quarter 2004.

Free cash flow*** amounted to €101 million for the quarter.

Consolidated net debt totaled €2,533 million, a €113 million decrease on June 30, 2005.

»	Continued focusing of the business portfolio

A number of divestments were announced in the third quarter, including the sale of the sulfuric acid and phosphates manufacturing units in Rieme and of the latex business. Rhodia has signed a new letter of intent covering the sale to the RadiciGroup of its interest in the European textile fibers subsidiary Nylstar, equally owned with Snia. This transaction should be finalized in the coming months. In addition, progress is being made in finding a long-term solution for the pharmaceuticals business.

»	A major step forward in the reduction of greenhouse gas emissions

In the third quarter, two projects launched under the Kyoto Protocol’s Clean Development Mechanism to reduce greenhouse gas emissions at the Onsan (South Korea) and Paulinia (Brazil) plants were approved by those countries’ governments. These decisive steps in the approval process have allowed the Group to file these two projects with the United Nations Framework Convention on Climate Change, which is responsible for granting final approval and issuing Carbon Emissions Receipts (CER). The approval of these projects would allow Rhodia to trade on the emissions credit market 11 to 13 million tonnes of CERs per year, starting in 2007.

*Excluding services and other revenues
**Before restructuring costs, amortizations and other gains and losses
*** Defined as “net cash provided by operating activities” minus “additions to property-plant and equipment” and minus “other capital investments”

»	Outlook

Rhodia confirms its 2006 objectives, under IFRS:

» A recurring EBITDA margin of at least 13%, » A return to profit in 2006, » A ratio of consolidated net debt to EBITDA of less than 3.5.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €5.3 billion in 2004 and employs around 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Lucia Dumas	+33 (0)1 53 56 64 84
Anne-Laurence de Villepin	+33 (0)1 53 56 64 04

Investor Relations
James Palmer	+33 (0)1 53 56 64 89

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained in this press release that are not historical facts, are statements of future expectations and other forward-looking statements. These statements are based on our management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause our actual results, performance or events to differ materially from those anticipated by such statements. Factors that could cause such differences in our actual results include:

–	changes in the competitive and regulatory framework in which we operate, in particular increased competition in the specialty chemicals industry;
–	changes in raw material prices, in particular the price of oil and oil derivatives;
–	changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S. dollars, Brazilian reals and U.S. dollar-influenced currencies;
–	our ability to successfully conclude divestitures and restructuring transactions on a timely basis and terms that are commercially acceptable;
–	our ability to introduce new products and to continue to develop our production process;
–	customers and market concentration;
–	risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;
–	changes in economic or technological trends;
–	potential environmental claims, costs, liabilities or other obligations;
–

If we are unsuccessful in obtaining tradable credits (CDM certificates) under the Clean Development Mechanism as established by the Kyoto Protocol; we note that the CDM processes and markets are new and are subject to risks, some of which may not yet be known;

–	And general competitive and market factors on a global, regional and/or national basis.

Additional factors that might cause our future actual results to differ materially from our recent results or those projected in the forward-looking statements are set forth in “Item 3. Key Information—Risk Factors” included in our Form 20-F filed with the United States Securities and Exchange Commission (SEC) on May 5, 2005, as updated in our submissions to the SEC from time to time. We assume no obligation to update the forward-looking statements or such risk factors.

3rdQuarter, 2005
CONSOLIDATED INCOME STATEMENT

(IFRS)

(M€)	Q3 2004	YTD 30/09/04	Q3 2005	YTD 30/09/05
SALES	1 213	3 570	1 238	3 831
Services & Other Revenues	87	325	85	330

EBITDA (recurring)	94	344	104	410

Restructuring Costs excluding depreciation	-23	-96	-16	-44

Other operating income and expenses	0	1	4	-12

Operating Income	-32	-45	2	-12

Net Financial Expenses	-41	-213	-78	-289

Income Tax	-21	-60	-4	-41

Equity earnings in affiliates	1	-1

Discontinued operations	53	244	-39	-49

Minority Interests	-5	-7	-1

Net Income	-45	-75	-122	-391

EPS (euro)*	-0.14	-0.20	-0.19	-0.62

* calculated on a 314 776 294 shares basis as of the Sept. 30, 2004 and 627 582 158 shares as of the Sept. 30, 2005

SIMPLIFIED CONSOLIDATED BALANCE SHEET

(IFRS)

	30 June 05	30 Sept. 05
(M€)

Long term Assets	2 923	2 856

Net Current Assets	830	644

Total Net Assets	3 753	3 500

Shareholders' Equity*	-685	-780

Current & Long Term Liabilities	1 792	1 747

Consolidated Net Debt	2 646	2 533

Total Net Liabilities	3 753	3 500

*Minority Interests included

(M€)	Q3 2004	Q3 2004	Q3 2005%
		restated*
RHODIA (consolidated)		(A)	(B)	(B)/(A)-1
Sales	1 213	1 249	1 238	-0.9%
Services & other revenues	87	87	85
EBITDA (recurring)	94	92	104	13.1%
EBITDA margin on Sales	7.7%	7.4%	8.4%
EBIT	-32	-32	2

NOVECARE
Sales	230	222	226	1.5%
EBITDA (recurring)		23	22	-5.8%
EBITDA margin on Sales		10.2%	9.5%

SILCEA
Sales	182	182	204	11.8%
EBITDA (recurring)		14	24	73.7%
EBITDA margin on Sales		7.5%	11.3%

COATIS
Sales	123	137	137	0.0%
EBITDA (recurring)		-5	-3	-42.4%
EBITDA margin on Sales		-3.8%	-2.2%

POLYAMIDE
Sales	400	435	408	-6.2%
EBITDA (recurring)		45	46	1.6%
EBITDA margin on Sales		10.4%	11.3%

ACETOW
Sales	104	110	104	-5.9%
EBITDA (recurring)		27	26	-4.7%
EBITDA margin on Sales		24.6%	24.9%

* Restated : same perimeter and exchange rate (conversion)

ECO SERVICES
Sales	54	54	56	2.7%
EBITDA (recurring)		17	18	3.1%
EBITDA margin on Sales		31.6%	31.7%

ORGANICS
Sales	84	85	78	-8.6%
EBITDA (recurring)		-1	5
EBITDA margin on Sales		-1.5%	6.3%

RPS
Sales	52	52	52	0.5%
EBITDA (recurring)		-7	-8
EBITDA margin on Sales		-12.6%	-14.5%

CORPORATE & OTHER
Other sales, net of inter-company sales	-17	-27	-25	-10.8%
EBITDA (recurring)		-21	-26	20.4%

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2005		RHODIA

	By:	/s/ JEAN-PIERRE LABROUE
	Name:	Jean-Pierre Labroue
	Title:	General Counsel